UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Real Messenger Corporation, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements for the Six Months Ended September 30, 2025 and 2024.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended September 30, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer